UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2018
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________________ to ___________________

Commission file number 0-21513

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXP Enterprises, Inc.
5301 Hollister
Houston, Texas 77040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator for DXP Enterprises, Inc. 401(k) Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the DXP Enterprises, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of DXP Enterprises, Inc. 401(k) Retirement Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the EmployeeRetirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EEPB
We have served as the Company’s auditor since 1996.
Houston, Texas
June 26, 2019

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31, 2018	December 31, 2017

ASSETS

Investments at fair value:
Interest bearing cash	$426	$255
Mutual funds	112,989	119,353
Common stock	7,671	8,412
Common collective trust	41	169
Total investments at fair value	$121,127	$128,189
Pooled separate accounts, at contract value	9,480	9,506
Total investments	$130,607	$137,695

Notes receivable from plan participants	2,290	2,391

Total assets	$132,897	$140,086

LIABILITIES	$—	$—

NET ASSETS AVAILABLE FOR BENEFITS	$132,897	$140,086

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

December 31, 2018

ADDITIONS TO NET ASSETS

Net appreciation (depreciation)	$(14,732)
Dividends, interest and other income	7,519
Employee contributions	8,431
Employer contributions	2,133
Rollover contributions	1,145
Total additions to net assets	$4,496

DEDUCTIONS TO NET ASSETS

Benefit payments to plan participants	$11,628
Plan expenses	57
Total deductions to net assets	$11,685

Net change in plan equity	$(7,189)

Plan equity, beginning of year	140,086
Plan equity, end of year	$132,897

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 – DESCRIPTION OF THE PLAN
DXP Enterprises, Inc. 401(k) Retirement Plan (the "Plan") was established January 1, 1991 and is a qualified plan covering all of the eligible employees of DXP Enterprises, Inc. and its subsidiaries (the “Company”, or “Plan Sponsor”) as defined by Section 401(a) of the Internal Revenue Code and contains a provision for salary reduction contributions under Section 401(k) of the Internal Revenue Code. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
Eligibility
Effective November 1, 2012, all employees of the company are eligible to join the plan 30 days following the hire date with the Company.
Contributions
Employees may elect to contribute 1% to 80% of their eligible salary to the Plan. Effective July 1, 2006, the Plan was amended to provide for an automatic enrollment contribution of 3% of their eligible salary for eligible employees who have not submitted deferral election forms. Employees may direct their contributions to various investment alternatives. Contributions for each employee are limited in any calendar year to an amount which is adjusted annually by the Internal Revenue Service. For 2018 and 2017, the maximum contribution allowed for each employee was $18,500 and $18,000, respectively. Additionally, participants who attain the age of 50 during the plan year may make “catch up” contributions in 2018 and 2017 of $6,000. Participants may also contribute amounts representing distributions transferred from other qualified plans. Effective March 1, 2016, the Company suspended employer contributions to the employee benefit program. Effective October 2017, the company reinstated the employer matching program. The Company now matches 50% of employee contributions up to 4% of employee compensation. The Company, at the discretion of the Board of Directors, may also make a profit sharing contribution to the Plan during the year. No discretionary profit sharing contributions were made by the Company for 2018.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, (a) the Company’s contribution and (b) investment income or loss, less expenses. Income or loss for each of the investment directives is allocated to the participants' accounts on a daily basis, and is based on the relative units of participation. Benefits paid to participants under the Plan are limited to the vested balance in each participant’s account.
Vesting and Payment of Benefits
All participant contributions vest immediately. Company contributions vest according to the following schedule:

Years of Service	Percentage Vested
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more	100%
The normal retirement age under the Plan is 55; however, benefits may be distributed during employment under hardship provisions. Additionally, participants who have attained the age of 59 ½ may receive distributions during employment. If death or permanent disability occurs during employment, an employee's entire account becomes fully vested. Participants may elect to receive distributions in a lump sum or equal installments. Installments are required for employees over the age of 70 ½ to meet the minimum distribution requirements of Internal Revenue Code regulations.

Separating participants may elect to rollover their account into another plan, as permitted by Internal Revenue Service regulations.
Notes Receivable from Participants
Participants may borrow a portion of the vested balance of their account, subject to a maximum of $50,000. Notes receivable bear interest at reasonable interest rates and are secured by the participant's account. Notes receivable are valued at amortized cost, which approximates fair value. Principal and interest is paid ratably through payroll deductions.
Forfeitures
Amounts which are forfeited due to termination of employment are used to reduce the Company’s matching contribution under the Plan. In 2018, employer contributions were reduced by $278 thousand from forfeited nonvested accounts. At December 31, 2018 and 2017, forfeited nonvested accounts totaled $4 thousand and $34 thousand, respectively.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Plan are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported changes in net assets during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.
Investments
The Plan’s investments are valued at fair value with the exception of the fully benefit-responsive investment contract, which is valued at the contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis.

NOTE 3 – INCOME TAXES
Under Internal Revenue Service Announcement 2001-77, when such providers receive a favorable determination letter from the Internal Revenue Service regarding the qualification of the Plan document for tax exempt status, an adopting Plan may rely on this opinion letter. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4 – RISKS AND UNCERTANTIES
Plan participants make choices regarding their investments in securities, and are exposed to risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible those reductions in value can occur in the near term and that such changes could materially affect participant account balances reported in the statement of net assets available for benefits.

NOTE 5 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant's account balance becomes 100% vested.

NOTE 6 – ADMINISTRATION
Administration
The Plan Sponsor uses Fidelity Investments (“Fidelity”) as the plan administrator. Among other duties, Fidelity receives contributions, invests and reinvests the Plan's assets, collects income and makes distributions as directed by the Plan Sponsor. Certain administrative functions are performed by the Plan Sponsor. The Plan does not compensate the Plan Sponsor for these services or other expenses paid for by the Plan Sponsor.
During 2018, the average yield for an investment in the NYL Anchorage account was approximately 2.1%.

NOTE 7 – PARTY-IN INTEREST TRANSACTIONS
The Plan invests in mutual funds that are managed by Fidelity, who is also the custodian for the Plan. Fees paid by the Plan for the investment management services that were provided by Fidelity are included in net appreciation in fair value of investments. The Plan believes these fees are not significantly different than those that would be charged by other managers of pension assets. During the year ended December 31, 2018 the Plan paid $57 thousand to Fidelity in administration fees that are included in administrative expenses.

NOTE 8 – UNCERTAIN TAX POSTITIONS
The Plan did not have unrecognized tax benefits as of December 31, 2018 and does not expect this to change significantly over the next twelve months. The Plan will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2018, the Plan has not accrued interest or penalties related to uncertain tax positions. The Plan remains subject to income tax examination for tax years 2015 and beyond.

NOTE 9 – FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Authoritative guidance for financial assets and liabilities measured on a recurring basis applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. Fair value, as defined in the authoritative guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance affects the fair value measurement of an investment with quoted market prices in an active market for identical instruments, which must be classified in one of the following categories:

Level 1 Inputs

Level 1 inputs come from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 Inputs

Level 2 inputs are other than quoted prices that are observable for an asset or liability. These inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs

Level 3 inputs are unobservable inputs for the asset or liability which require the Company’s own assumptions.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Collective trust: Valued at the net asset value of units of a bank collective trust. The NAV is based on the fair value of the underlying investments held by the fund less its’ liabilities. In accordance with the terms of the plan of trust, the net asset value of the fund is determined daily. Units are issued and redeemed at the latest net asset value. Also, in accordance with the plan of trust, net investment income, if any, and realized and unrealized gains on investments are not distributed. Units may be redeemable at the current NAV at any time without penalty.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Determined based on quoted market prices on the last business day of the plan year as reported by the investment trustee of the Plan’s assets.

The following tables summarize the valuation of the Plan’s financial instruments by fair value levels (in thousands)

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$426	$—	$—	$426
Mutual Funds:
Large U.S. equity	66,901	—	—	66,901
Mid U.S. equity	16,867	—	—	16,867
Small U.S. equity	3,584	—	—	3,584
International equity	8,374	—	—	8,374
Balanced/Asset allocation	5,663	—	—	5,663
Fixed income	11,272	—	—	11,272
Specialty U.S. equity	328	—	—	328
Common Stock:
DXP Common Stock	5,214	—	—	5,214
Common stock	2,457	—	—	2,457
Total investments measured at fair value	$121,086	$—	$—	$121,086
Collective Trusts (1)	—	—	—	41
Total	$121,086	$—	$—	$121,127

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$255	$—	$—	$255
Mutual Funds:
Large U.S. equity	69,921	—	—	69,921
Mid U.S. equity	19,139	—	—	19,139
Small U.S. equity	3,426	—	—	3,426
International equity	9,872	—	—	9,872
Balanced/Asset allocation	6,052	—	—	6,052
Fixed income	10,477	—	—	10,477
Specialty U.S. equity	466	—	—	466
Common Stock:
DXP Common Stock	6,099	—	—	6,099
Common stock	2,313	—	—	2,313
Total investments measured at fair value	$128,020	$—	$—	$128,020
Collective Trusts (1)	—	—	—	169
Total	$128,020	$—	$—	$128,189

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been recognized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

NOTE 10 – SUBSEQUENT EVENTS

We have evaluated subsequent events through the date the financial statements were filed with the Securities and Exchange Commission. There were no subsequent events that required recognition for disclosure.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END)
EIN – 76-0509661 PLAN #002

(a)	Identity of Issuer, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity (c)	Cost *(d)	Value As of December 31, 2018 (e)
**	FID Contrafund	1,269,262 shares	N/A	$13,974,573
**	FID Low Priced Stk	22,555 shares	N/A	978,662
**	FID High Income	75,429 shares	N/A	623,045
**	FID GOVT MMKT	2,893,395 shares	N/A	2,893,395
**	FID Total Bond	602,079 shares	N/A	6,165,294
	BROKERAGELINK	2,882,006 shares	N/A	2,882,242
	NYL Anchorage Account	Pooled separate account	N/A	9,480,163
	AM Cent Govt Bd RS	86,948 shares	N/A	932,948
	TA Intl Equity R6	365,325 shares	N/A	5,739,250
	TRP Retirement 2005	49,109 shares	N/A	606,006
	TRP Retirement 2015	144,411 shares	N/A	1,877,342
	TRP Retirement 2025	547,203 shares	N/A	8,443,344
	TRP Retirement 2035	402,622 shares	N/A	6,546,630
	TRP Retirement 2045	333,577 shares	N/A	5,220,477
	OPP Developing Mkt Y	24,370 shares	N/A	916,071
	TRP Retirement 2055	104,635 shares	N/A	1,398,976
	TRP Retirement 2050	124,321 shares	N/A	1,641,034
	TRP Retirement 2060	51,271 shares	N/A	541,936
	INVS Divrs Divd R5	233,365 shares	N/A	4,076,884
	AB Sm Cap Grth I	25,592 shares	N/A	1,211,530
	Vanguard 500 Index ADM	44,832 shares	N/A	10,375,878
	WF Stable Value	800 shares	N/A	40,731
	VANG Sm Cap IDX ADM	29,912 shares	N/A	1,891,328
	VANG Bal Index ADM	171,665 shares	N/A	5,663,233
	VANG Mid Cap IDX ADM	6,389 shares	N/A	1,092,804
	VANG Real EST IDX ADM	3,100 shares	N/A	327,777
	JPM Midcap Value L	131,523 shares	N/A	4,337,613
	VANG Tot Intl Stk AD	35,840 shares	N/A	909,256
	TRP Retirement 2040	102,783 shares	N/A	2,367,090
	TRP Retirement 2030	219,943 shares	N/A	4,904,737
	TRP Retirement 2020	234,464 shares	N/A	4,579,079
	TRP Retirement 2010	13,926 shares	N/A	226,017
	AM Cent Eq Grth I	35,241 shares	N/A	952,567
	DLWR Sm Cap Val Inst	9,130 shares	N/A	481,262
	VANG Infl Prot Adm	26,867 shares	N/A	657,713
	OPPHMR Intl Grth Y	23,342 shares	N/A	809,719
	NB Mid Cap Grth Inst	774,376 shares	N/A	9,625,490
**	DXP Enterprises Stock	187,266 shares	N/A	5,214,334
**	Participant Loans	3.25% - 10.0% ***,	N/A	2,290,118
				$132,896,548

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END) (continued)

See accompanying auditors’ report.
* Participant-directed investment programs may omit cost basis data
** Party in interest
*** Secured by each Participant’s accounts

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

By:	/s/ Kent Yee
Kent Yee
Senior Vice President and Chief Financial Officer

By:	/s/ Gene Padgett
Gene Padgett
Senior Vice President and Chief Accounting Officer

Dated: June 26, 2019

EXHIBIT INDEX
No.    Description

23.1 Consent of Independent Registered Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements (File Nos. 333-137152 and No. 333-152145) on Form S-8 of our report dated June 26, 2019, appearing in this Annual Report on Form 11-K of the DXP Enterprises, Inc. 401(k) Retirement Plan for the year ended December 31, 2018.

/s/ EEPB

Houston, Texas
June 26, 2019